UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 2006

                                       OR

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                        For the transition period from to


                         Commission file number 0-16214

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Albany International Corp.
                      1373 Broadway, Albany, New York 12204

Albany International Corp.
Prosperity Plus Savings Plan
Index
December 31, 2006 and 2005
--------------------------------------------------------------------------------
                                                                         Page(s)

Report of Independent Registered Public Accounting Firm ...................    1

Financial Statements

Statements of Net Assets Available for Benefits ...........................    2

Statements of Changes in Net Assets Available for Benefits ................    3

Notes to Financial Statements .............................................  4-9

Supplemental Schedule*

Schedule of Assets (Held at End of Year) ..................................   10

*Other supplemental schedules required by 29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Signature.................................................................... 11

Exhibits

23. Consent of Independent Registered Public Accounting Firm...............   12

             Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and Compensation Committee of
Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers
--------------------------
Albany, New York
June 21, 2007

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
--------------------------------------------------------------------------------


                                                                                                       2006                2005
Assets
Investments, at fair value
       Registered investment companies                                                              $197,579,735        $167,732,530
       Albany International Class A common stock                                                      36,988,917          39,595,904
       Participant loans                                                                               7,100,335           7,216,682
       Common/collective trust                                                                        47,818,809          47,387,152
       Cash - interest bearing                                                                            13,952              13,418
                                                                                                    ------------        ------------
                     Total investments                                                               289,501,748         261,945,686
Employer contribution receivable                                                                         940,391           2,256,903
Participant contribution receivable                                                                       74,953                 -
                                                                                                    ------------        ------------
                     Net assets available for benefits at fair value                                 290,517,092         264,202,589
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment
  contracts                                                                                              460,144             624,924
                                                                                                    ------------        ------------
                     Net assets available for benefits                                              $290,977,236        $264,827,513
                                                                                                    ============        ============



    The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005
--------------------------------------------------------------------------------

                                                                                                        2006                2005
Additions
Investment income
       Interest and dividend income from investments                                                $ 11,201,137        $  9,785,820
       Interest income, participant loans                                                                515,498             471,813
       Net appreciation in fair value of investments                                                  13,833,723           3,344,381
                                                                                                    ------------        ------------
                                                                                                      25,550,358          13,602,014
                                                                                                    ------------        ------------
Contributions
       Employer                                                                                        5,322,352           6,517,896
       Participant                                                                                    10,404,375           9,855,828
                                                                                                    ------------        ------------
                                                                                                      15,726,727          16,373,724
Other additions                                                                                          467,785              10,591
                                                                                                    ------------        ------------
       Total additions                                                                                41,744,870          29,986,329
                                                                                                    ------------        ------------
Deductions
Payment of benefits                                                                                   15,570,774          17,567,476
Other deductions                                                                                          24,373              14,410
                                                                                                    ------------        ------------
       Total deductions                                                                               15,595,147          17,581,886
                                                                                                    ------------        ------------
Net increase                                                                                          26,149,723          12,404,443
Net assets available for benefits
       Beginning of year                                                                             264,827,513         252,423,070
                                                                                                    ------------        ------------
       End of year                                                                                  $290,977,236        $264,827,513
                                                                                                    ============        ============

    The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

1.    Description of Plan

      The following description of the Albany International Corp. (the "Company") Prosperity Plus Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General
      The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries who are 21 years of age or older.

      Contributions
      Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen registered investment companies, a common/collective trust, a brokerage option and Albany International Class A common stock. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant's eligible compensation (which may be in a combination of both shares of Company Class A stock and cash). Employees may convert any of the Albany International Class A common stock in their match and profit sharing accounts into the other available investment fund options.

      During 2006 and 2005, the Company's matching contributions of $4,381,961 and $4,260,993 included $4,100,583 (114,206 shares) and $3,985,319
      (116,711 shares) of Albany International Class A common stock, respectively.

      Profit-Sharing Contribution
      The Plan provides for a profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company's contribution for profit-sharing may be made in either cash or Albany International Class A common stock (or both) following the end of the year.

      The profit sharing contributions were $940,391 and $2,256,903 for the years ended December 31, 2006 and 2005, respectively. Profit sharing contributions paid during the years ended December 31, 2006 and 2005 included $2,114,301 (61,641 shares) and $1,371,376 (40,087 shares), respectively, of Albany International Class A common stock.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      Participant Accounts
      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting
      Participants are vested immediately in their and the Company's contributions plus actual earnings thereon.

      Pension Purchase
      The Plan allows retiring plan participants to purchase additional pension benefits by transferring existing Plan account balances to the Company's Pension Plus Plan. The decision to make a pension purchase must be made 60 days prior to retirement. Once the pension purchase option is elected, the election is irrevocable after retirement.

      Payment of Benefits
      Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service's criteria for "financial hardship" are met.

      Plan Termination
      The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

      Administrative Costs
      The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company or, if the Compensation Committee so determines, by the Plan. The Company paid Plan administrative expenses of $75,466 and $69,288 during 2006 and 2005, respectively.

2.    Summary of Significant Accounting Policies

      Estimates
      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

      As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The FSP has been applied retroactively and accordingly, the statement of net assets available for benefits at December 31, 2005 has been updated to reflect the requirements of the FSP.

      Risks and Uncertainties
      The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value.
      Investments in registered investment companies are valued at the latest quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

      The investment in the common/collective trust is recorded at fair value (prior to adjustment to contract value) based on the Plan's share of the fund's net asset value.

      The common stock of Albany International Corp. is valued at the latest quoted price on the last business day of the year.

      Participant loans are valued at cost which approximates fair value.

      Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

      Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants included in payment of benefits are $348,418 and $311,145 for the years ended December 31, 2006 and 2005, respectively. Interest income is recorded as earned.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

      Payment of Benefits
      Benefit payments are recorded when paid.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      Reclassifications
      Certain amounts in the December 31, 2005 financial statements have been reclassified to conform to the 2006 presentation.

      New Accounting Pronouncement
      In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" (FAS No. 157). FAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the Standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15 2007, and interim periods within those fiscal years, with early adoption permitted. Management does not expect the adoption of FAS No. 157 to have a material effect on the financial statements.

3.    Investments

      Plan investments as of December 31 are as follows:

                                                                                                    2006                    2005
      Investments at fair value as determined
         by quoted market price
              Registered investment companies                                                    $197,579,735           $167,732,530
              Albany International Class A common stock                                            36,988,917             39,595,904
              Cash - interest bearing                                                                  13,952                 13,418
                                                                                                 ------------           ------------
                                                                                                  234,582,604            207,341,852
                                                                                                 ------------           ------------
      Investments at estimated value
              Common/collective trust                                                              47,818,809             47,387,152
              Participant loans                                                                     7,100,335              7,216,682
                                                                                                 ------------           ------------
                                                                                                   54,919,144             54,603,834
                                                                                                 ------------           ------------

              Total investments                                                                  $289,501,748           $261,945,686
                                                                                                 ============           ============


      The following investments represent 5% or more of net assets available for benefits at December 31:

                                                                                                     2006                    2005
      Vanguard Institutional Index Fund                                                           $50,147,892            $46,176,648
      Vanguard International Growth Fund                                                           16,280,234             11,557,121
      Vanguard Mid-Cap Index Fund                                                                  14,934,051             13,578,572
      Vanguard Target Retirement 2015 Fund                                                         20,051,240             15,370,080
      Vanguard Target Retirement 2025 Fund                                                         17,790,860             16,630,838
      Vanguard Windsor Fund                                                                        49,149,626             41,982,704
      Vanguard Retirement Savings Trust                                                            47,818,809             47,387,152
      Albany International Class A common stock                                                    36,988,917             39,595,904

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciation) in value as follows:


                                                                                                      2006                  2005

      Albany International Class A common stock                                                  $ (3,597,525)          $  1,361,459
      Registered investment companies                                                              17,431,248              1,982,922
                                                                                                 ------------           ------------

                                                                                                 $ 13,833,723           $  3,344,381
                                                                                                 ============           ============

4.    Albany International Class A Common Stock Fund

      Information about the net assets and the significant components of the changes in net assets relating to Albany International Class A common stock fund is as follows:

                                                                                                            December 31,
                                                                                                 -----------------------------------
                                                                                                      2006               2005
      Net assets
         Albany International Class A common stock                                               $ 36,988,917          $ 39,595,904
         Cash - interest bearing                                                                       13,952                13,418
         Employer profit sharing contribution receivable                                              940,370             2,114,301
                                                                                                 ------------          ------------

                                                                                                 $ 37,943,239          $ 41,723,623
                                                                                                 ============          ============

      Changes in net assets
         Investment income/(expenses)                                                            $ (3,597,525)         $  1,361,459
         Dividend income                                                                              427,113               386,282
         Employer matching contribution                                                             4,100,583             3,985,319
         Employer profit sharing contribution                                                         940,370             2,114,301
         Employee contributions                                                                        90,228                47,080
         Payment of benefits                                                                       (1,647,080)           (1,606,613)
         Other deductions                                                                              (4,872)               (4,935)
         Net transfers to/from participant directed
          investments                                                                              (4,089,201)           (6,346,147)
                                                                                                 ------------          ------------

                                                                                                 $ (3,870,384)         $    (63,254)
                                                                                                 ============          ============

5.    Participant Loans

      Participants may borrow from their fund accounts a minimum of $1,000 and additional amounts in multiples of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Interest rates on loans are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the loan (rates range between 4.94% and 10.25% at December 31, 2006). Loans are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for loans for the purchase of a primary residence. Home purchase loan repayments range from 5 to 20 years.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

6.    Related Party Transactions

      The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor's Albany International Class A common stock. The Plan purchased $8,485,240 and $7,837,853 and sold $7,485,296 and $10,005,497 of Albany
      International Class A common stock during the years ended December 31, 2006 and 2005, respectively. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.    Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Albany International Corp.
Prosperity Plus Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2006
--------------------------------------------------------------------------------


EIN 14-0462060 Attachment to Form 5500, Schedule H, Line 4(i) - "Schedule of Assets (Held at End of Year)"

                                                                                                                           Current
   Identity of Issue/Borrower,                            Description of investments including           Cost               Value
   Lessor or Similar Party                                maturity date, rate of interest,
                                                          collateral, par, or maturity value
  PIMCO Total Return                                      Registered Investment Company             $  6,545,041        $  6,479,140
  Royce Premier Fund                                      Registered Investment Company                4,786,764           4,991,351
* Vanguard Inst Index Fund                                Registered Investment Company               43,121,860          50,147,892
* Vanguard Int'l Growth Fund                              Registered Investment Company               13,379,195          16,280,234
* Vanguard Mid-Cap Index Fund                             Registered Investment Company               12,924,990          14,934,051
* Vanguard Morgan Growth Inv                              Registered Investment Company                1,650,116           1,770,504
* Vanguard Tgt Retirement 2005                            Registered Investment Company                3,836,288           3,937,841
* Vanguard Tgt Retirement 2015                            Registered Investment Company               18,554,346          20,051,240
* Vanguard Tgt Retirement 2025                            Registered Investment Company               16,045,419          17,790,860
* Vanguard Tgt Retirement 2035                            Registered Investment Company                7,080,521           8,002,011
* Vanguard Tgt Retirement 2045                            Registered Investment Company                1,901,862           2,100,092
* Vanguard Target Retirement Inc.                         Registered Investment Company                  879,791             901,443
* Vanguard Windsor Fund                                   Registered Investment Company               44,162,061          49,149,626
* VGI Brokerage Option                                    Vanguard Brokerage Option                    1,042,320           1,043,450
* Vanguard Retire Savings Trust                           Common/Collective Trust                     48,278,953          48,278,953
* AI Stock Fund                                           Company Stock Fund                          28,195,902          36,988,917
* Vanguard cash account - interest bearing                Cash                                            13,952              13,952
* Loan Fund                                               Participant loans (for a term                7,100,335           7,100,335
                                                                                                    ------------        ------------
                                                          not exceeding 20 years at
                                                          interest rates ranging
                                                          from 4.94% to 10.25%)
 Total assets held for investment purposes                                                          $259,499,716        $289,961,892
                                                                                                    ============        ============
* Party in interest


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            Albany International Prosperity Plus
                                            Savings Plan
                                                   (Name of Plan)


Date: June 28, 2007                         /s/ Christopher J. Connally
                                            ---------------------------
                                            Christopher J. Connally
                                            Corporate Treasurer